# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Energy Co, CIK 0001866175
CUSIP: 44952J104
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 10/08/2026
Amends the filing with accession number 0001193125-21-361315
Filed by CIK 0001868340
Persons authorized to receive notices and communications: Brandi Kendall, Vice President, Independence Energy Aggregator L.P., 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002, 713-481-7782; Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- Independence Energy Aggregator L.P. (CIK 0001868340): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,185,773; shared voting power 0; sole dispositive power 66,185,773; shared dispositive power 0; aggregate amount beneficially owned 66,185,773 (15.7% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of Crescent Energy Company, a Delaware corporation (the "Issuer" and such stock, "Class A Common Stock").
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering (as defined in the Schedule 13D) based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- Independence Energy Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,185,773; shared voting power 0; sole dispositive power 66,185,773; shared dispositive power 0; aggregate amount beneficially owned 66,185,773 (15.7% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR UPSTREAM ASSOCIATES LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR Group Assets Holdings III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR Financial Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR Group Assets III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 68,655,357; shared voting power 0; sole dispositive power 68,655,357; shared dispositive power 0; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 68,655,357; sole dispositive power 0; shared dispositive power 68,655,357; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 68,655,357; sole dispositive power 0; shared dispositive power 68,655,357; aggregate amount beneficially owned 68,655,357 (16.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock and includes 66,185,773 shares of Class A Common Stock held directly by Independence Energy Aggregator L.P. and 2,469,584 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Name of issuer: Crescent Energy Co
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 12 ("Amendment No. 12") amends and supplements the Schedule 13D originally filed with the SEC on December 17, 2021, as amended on September 15, 2022, June 6, 2023, July 5, 2023, November 15, 2023, March 11, 2024, April 3, 2024, May 17, 2024, August 5, 2024, March 11, 2025, April 8, 2025 and August 26, 2025 (as so amended, the "Schedule 13D") by the Reporting Persons, relating to the shares of Class A Common Stock.

Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 12 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:

The directors of KKR & Co. Inc. are listed on the amended and restated Annex A, which is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

On March 16, 2026, the Issuer issued an aggregate of 2,092,703 shares of Class A Common Stock to KKR Upstream Associates LLC as payment for management fees and/or incentive fees, pursuant to the Management Agreement. Pursuant to such Management Agreement, KKR Energy Assets Manager LLC ("Manager") directed that KKR Upstream Associates LLC, its affiliate, receive these shares on its behalf.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

On October 8, 2026, the Issuer announced the pricing of an underwritten, public offering of 80,000,000 shares of Class A Common Stock at a price to the public of $12.50 per share, pursuant to an effective shelf registration statement on Form S-3 filed with the Securities and Exchange Commission on October 8, 2026 (the "Offering"). Pursuant to the underwriting agreement entered into between the Issuer and the underwriters identified therein (the "Underwriters") related to the Offering, the Issuer granted such underwriters a 30-day option to purchase up to an additional 12,000,000 shares of Class A Common Stock, which option was exercised in full on October 9, 2026. Independence Energy Aggregator L.P. ("IE Aggregator") purchased 40,000,000 shares of Class A Common Stock in the Offering at the public offering price and on the same terms as the other shares of Class A Common Stock. The Offering closed on October 13, 2026. The source of funds used to acquire the reported shares of Common Stock was capital contributions of the Reporting Persons and/or their respective partners, members and other affiliates.

In connection with the Offering, IE Aggregator entered into a lock-up agreement (the ''Lock-Up Agreement'') with the Underwriters, pursuant to which it has agreed with the Underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, lend or otherwise dispose of or hedge any of their Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock, during the period from October 8, 2026 continuing through the date 60 days after the date of the final prospectus supplement used in connection with the Offering, except with the prior written consent of the J.P. Morgan Securities LLC and KKR Capital Markets LLC, the underwriter representatives described therein.

The foregoing description of the terms of the Lock-up Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The first paragraph of Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired all the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), the Reporting Persons intend to dispose, or cause affiliates to dispose, of shares of Class A Common Stock or other securities of the Issuer from time to time, and may continue to hold, or cause affiliates to hold, shares of Class A Common Stock or other securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(c) of the Schedule 13D are hereby amended and restated as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

IE Aggregator holds 66,185,773 shares of Class A Common Stock. KKR Upstream Associates LLC ("Upstream") holds 2,469,584 shares of Class A Common Stock. As a result, for the purpose of Rule 13d-3 under the Act, each of IE Aggregator and Independence Energy Aggregator GP LLC ("Aggregator GP") may be deemed to be the beneficial owners of an aggregate of 66,185,773 shares of Class A Common Stock, which represents approximately 15.7% of the outstanding Class A Common Stock.

Each of Upstream, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC, KKR Group Assets III GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis and George R. Roberts (together, the "KKR Group") may be deemed to be the beneficial owners of an aggregate of 68,655,357 shares of Class A Common Stock under Rule 13d-3 of the Act. The aggregate number of shares of Class A Common Stock beneficially owned by the KKR Group represents approximately 16.3% of the outstanding Class A Common Stock.

The percentages of beneficial ownership in this Schedule 13D are based on 422,456,708 shares of Class A Common Stock of the Issuer outstanding following the closing of the Offering based on information set forth in the prospectus on Form 424B3 filed by the Issuer on October 13, 2026.

Each of Aggregator GP (as the general partner of IE Aggregator), Upstream (as the managing member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by IE Aggregator. Additionally, each of KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by Upstream.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth below and in this Amendment No. 12, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days. On September 23, 2026, the Manager or one of its affiliates granted an aggregate of 1,500,000 restricted shares of Class A Common Stock to David C. Rockecharlie, Brandi Kendall and John Clayton Rynd, officers of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

Amendment to Management Agreement

In connection with the Offering, the Issuer and KKR Energy Assets Manager LLC (the "Manager") entered into an amendment to the Management Agreement (the "October 2026 Management Agreement Amendment"), pursuant to which the incremental Management Fee (as defined in the Management Agreement) related to the equity issuances pursuant to the Offering (including any shares of Class A Common Stock purchased by Independence Energy Aggregator L.P., and any shares issued pursuant to the underwriters' option to purchase additional shares in the Offering), shall be reduced by $3,000,000.00.

The foregoing description of the terms of the October 2026 Management Agreement Amendment is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Restricted Stock Awards

From time to time, the Manager and/or one of its affiliates has, and is expected to make additional, grants of restricted shares of Class A Common Stock to certain employees of the Manager or one of its affiliates, including individuals who may serve as officers of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number Description

V Annex A
W Fourth Amendment to Management Agreement, dated as of October 8, 2026, by and among Crescent Energy Company and KKR Energy Assets Manager LLC
X Lock-Up Agreement, dated as of October 8, 2026 by and among Independence Energy Aggregator L.P. and the Underwriters identified therein.

## Signatures
- Independence Energy Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, Independence Energy Aggregator GP LLC, its general partner (10/13/2026)
- Independence Energy Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (10/13/2026)
- KKR UPSTREAM ASSOCIATES LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (10/13/2026)
- KKR Group Assets Holdings III L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets III GP LLC, its general partner (10/13/2026)
- KKR Financial Holdings LLC: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR Group Assets III GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (10/13/2026)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (10/13/2026)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (10/13/2026)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-Fact (10/13/2026)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-Fact (10/13/2026)